UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

AMERICAN LORAIN CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

027297100
(CUSIP Number)

Hisashi Akazawa
Beihuan Road
Junan County
Shandong, China 276600
(+86) 539-7318818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 027297100	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

Hisashi Akazawa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Introduction

This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on September 24, 2007 (the "Schedule 13D"), by Mr. Hisashi Akazawa (the "Reporting Person").

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, the Reporting Person beneficially owns 0 shares of common stock, par value $0.001 per share, of American Lorain Corporation (the "Common Stock"), representing 0% of the issued and outstanding shares of Common Stock.

(c)         On December 22, 2008, Mr. Si Chen exercised his option to acquire 14,676,815 shares of Common Stock from the Reporting Person pursuant to the Option Agreement, dated May 3, 2007, by and between the Reporting Person and Mr. Chen. Payment of the exercise price was waived.

In addition, on December 22, 2008, Mr. Chen acquired 1,631,057 shares of Common Stock from the Reporting Person. No consideration was paid for such shares.

(d)         Not applicable.

(e)         On December 22, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009

/s/ Hisahsi Akazawa
Name: Hisashi Akazawa